                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended                 July 31, 1995
                         ----------------------------------------------------
                                       OR
(  )   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ___________________________to___________________
Commission file number_______________________________
    A. The Toro Company Matching Stock Plan
    B. The Toro Company
       8111 Lyndale Avenue South
       Minneapolis, MN  55420

                         REQUIRED INFORMATION

The following financial statements are furnished for the plan:
1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).
3. The statements required of Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.
4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

NOTE: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The Toro Company Matching Stock Plan
                                        ------------------------------------
                                             (Name of Plan)


Date  January 26, 1996                  /S/ Gerald T. Knight
      ----------------                  ------------------------------
                                        Gerald T. Knight
                                        Vice President - Finance
                                        Chief Financial Officer

                          THE TORO COMPANY MATCHING STOCK PLAN

                                 Financial Statements
                                July 31, 1995 and 1994

                          INDEPENDENT AUDITORS' REPORT




The Plan Administrator
The Toro Company Matching Stock Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Toro Company Matching Stock Plan (the Plan) as of July 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended July 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of July 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the years in the three-year period ended July 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       KPMG Peat Marwick LLP

January 19, 1996

                      THE TORO COMPANY MATCHING STOCK PLAN

               Statement of Net Assets Available for Plan Benefits

                                  July 31, 1995



                                              Toro Stable
                                              Value Fund/    Growth
                                                Toro          and        The Toro
                                              Investment     Income      Company
                                               Fund A         Fund     Common Stock    Total
------------------------------------------------------------------------------------------------
Assets:
   Investments held by trustee (note 6)       $ 158,784      47,117     12,375,908   12,581,809
   Employer contribution receivable                   0           0        350,814      350,814
   Unallocated contributions receivable               0           0         71,666       71,666
   Forfeitures payable                                0           0        (25,526)     (25,526)
------------------------------------------------------------------------------------------------
       Net assets available for
         plan benefits                        $ 158,784      47,117     12,772,862   12,978,763
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                      THE TORO COMPANY MATCHING STOCK PLAN

               Statement of Net Assets Available for Plan Benefits

                                  July 31, 1994


                                                                          The Toro
                                                   Toro          Toro      Company
                                                 Investment   Investment   Common
                                                   Fund A       Fund B      Stock        Total
------------------------------------------------------------------------------------------------
Assets:
  Investments held by trustee (note 6)           $   71,543     16,480    8,447,993    8,536,016
  Other receivables                                      13         13          329          355
-------------------------------------------------------------------------------------------------
      Total assets held by trustee                   71,556     16,493    8,448,322    8,536,371

Employer contribution receivable                          0          0      309,544      309,544
Employee contributions receivable                         0          0       77,111       77,111
Forfeitures payable                                       0          0      (30,188)     (30,188)
------------------------------------------------------------------------------------------------
      Net assets available for
        plan benefits                            $   71,556     16,493    8,804,789    8,892,838
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

                      THE TORO COMPANY MATCHING STOCK PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                            Year ended July 31, 1995

                                                      Toro Stable
                                                      Value Fund/                Growth     The Toro
                                                          Toro        Toro        and        Company
                                                       Investment   Investment   Income      Common
                                                         Fund A       Fund B      Fund        Stock          Total

-------------------------------------------------------------------------------------------------------------------
Investment income (note 6):
  Interest and dividends, net of plan expenses        $    7,109       (17)       306       238,196        245,594
  Net appreciation in the fair value of investments        1,300     3,885      3,134     2,299,725      2,308,044
-------------------------------------------------------------------------------------------------------------------
    Net investment income                                  8,409     3,868      3,440     2,537,921      2,553,638
-------------------------------------------------------------------------------------------------------------------

Employer contributions                                         0         0          0       637,932        637,932
Employee contributions                                         0         0          0     1,150,626      1,150,626
Unallocated contributions                                      0         0          0       397,111        397,111
-------------------------------------------------------------------------------------------------------------------
                                                               0         0          0     2,185,669      2,185,669

Benefit payments                                         (31,461)        0          0      (596,395)      (627,856)
Forfeitures                                                    0         0          0       (25,526)       (25,526)
Transfers (to) from other plans                          110,280   (20,361)    43,677      (133,596)             0
-------------------------------------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      available for plan benefits                         87,228   (16,493)    47,117     3,968,073      4,085,925

Net assets available for plan benefits:
  Beginning of year                                       71,556    16,493          0     8,804,789      8,892,838
-------------------------------------------------------------------------------------------------------------------

  End of year                                         $  158,784         0     47,117    12,772,862     12,978,763
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                      THE TORO COMPANY MATCHING STOCK PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                            Year ended July 31, 1994


                                                                                 The Toro
                                                            Toro        Toro     Company
                                                         Investment  Investment   Common
                                                           Fund A      Fund B      Stock         Total

---------------------------------------------------------------------------------------------------------
Investment income:
  Interest and dividends, net of plan expenses             $  2,780       4         7,053          9,837
  Net appreciation in the fair value of the investments         (24)    320       821,290        821,586
---------------------------------------------------------------------------------------------------------
    Net investment income                                     2,756     324       828,343        831,423

Employer contributions                                            0       0       587,346        587,346
Employee contributions                                            0       0     1,188,251      1,188,251
---------------------------------------------------------------------------------------------------------
                                                              2,756     324     2,603,940      2,607,020

Benefit payments                                             (1,604)      0      (426,537)     (428,141)
Forfeitures                                                       0       0       (30,188)      (30,188)
Transfers from other plans                                   57,200  10,860       (68,060)            0
---------------------------------------------------------------------------------------------------------
    Increase in net assets available for
      plan benefits                                          58,352  11,184     2,079,155     2,148,691

Net assets available for plan benefits:
  Beginning of year                                          13,204   5,309     6,725,634     6,744,147
---------------------------------------------------------------------------------------------------------

  End of year                                              $ 71,556  16,493     8,804,789     8,892,838
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                      THE TORO COMPANY MATCHING STOCK PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                            Year ended July 31, 1993



                                                                                     The Toro
                                                               Toro        Toro       Company
                                                            Investment  Investment    Common
                                                              Fund A      Fund B       Stock         Total
--------------------------------------------------------------------------------------------------------------
Investment income:
  Interest and dividends, net of plan expenses                   $ 383       (1)         6,449         6,831
  Net appreciation in the fair value of the investments             10        7      1,996,733     1,996,750
--------------------------------------------------------------------------------------------------------------
    Net investment income                                          393        6      2,003,182     2,003,581

Employer contributions                                               0        0        512,458       512,458
Employee contributions                                               0        0      1,043,869     1,043,869
--------------------------------------------------------------------------------------------------------------
                                                                   393        6      3,559,509     3,559,908

Benefit payments                                                     0        0       (400,614)     (400,614)
Forfeitures                                                          0        0        (36,134)      (36,134)
Transfers from other plans                                      12,811    5,303        (18,114)            0
--------------------------------------------------------------------------------------------------------------
    Increase in net assets available for
      plan benefits                                             13,204    5,309      3,104,647     3,123,160

Net assets available for plan benefits:
  Beginning of year                                                  0        0      3,620,987     3,620,987
--------------------------------------------------------------------------------------------------------------

  End of year                                                 $ 13,204    5,309      6,725,634     6,744,147
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

                      THE TORO COMPANY MATCHING STOCK PLAN

                          Notes to Financial Statements

                             July 31, 1995 and 1994


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF STATEMENT PRESENTATION

       The accompanying financial statements of the Toro Company Matching Stock
          Plan (the Plan) are presented in accordance with generally accepted accounting principles.

       Certain prior year amounts have been reclassified to conform with the current year presentation.

     INVESTMENTS

       Currently, The Toro Company (the Company) maintains one fund within the master trust agreement for seven profit sharing and retirement plans which are sponsored by the Company. Prior to May 1, 1995, the Company maintained three separate funds within the master trust agreement for the seven plans. The seven plans include the Toro Company Profit Sharing Plan and Trust Agreement for Office Employees, the Toro Company Profit Sharing Plan and Trust Agreement for Minneapolis Factory Employees, the Toro Company Profit Sharing Plan and Trust Agreement for Windom Factory Employees, the Toro Company Profit Sharing Plan and Trust Agreement for Hourly Employees, the Toro Company Profit Sharing Plan and Trust Agreement for Plymouth Union Employees, the Toro Company Employee Stock Ownership Plan and Trust Agreement, and the Toro Company Matching Stock Plan.

       On May 1, 1995, investments in the master trust and the Toro Company
          Common Stock were transferred from First Trust National
          Association to Putnam Fiduciary Trust Company. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

       At Putnam Fiduciary Trust Company (Putnam or the trustee), plan investments are invested in the following investment funds in addition to the Toro Company Common Stock:

           The Toro Stable Value Fund, which prior to May 1, 1995 was referred to as the Toro Investment Fund A, is invested in investment contracts with insurance companies, major banks, and other financial institutions. The fund's holdings may also include U.S. government agency mortgage-backed securities, AAA-rated asset-backed securities, high-quality debt securities, and money market investments.

           The Putnam Fund for Growth and Income is invested in common stock of companies with current income and capital growth.

       As of July 31, 1995, the Plan's investments were held by Putnam
          Fiduciary Trust Company. Financial information on the investment funds is presented in note 6.

(Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN


       At Putnam Fiduciary Trust Company, the current trustee of the plan, the seven plans deposit funds in the Toro Stable Value Fund, of which each plan owns an individual interest in the net assets of the fund based upon its equity ownership in the fund. Prior to May 1, 1995, the trustee was First Trust National Association, and the seven plans deposited funds in the Toro Investment Funds A, B, and C and each owned an undivided interest in the net assets of the funds based on its equity ownership in the respective funds. Toro Investment Fund A was invested primarily in fixed income securities, including contracts guaranteeing a fixed return for a specific period of time. Toro Investment Fund B was a general investment fund and holds, in addition to other investments, the Toro Company common stock. Toro Investment Fund C was invested in a combination of Standard and Poor's, small capitalization, and international funds.

       The Plan's share of net investment income from the investment funds is determined by the trustee based on the ratio of the fair value of the Plan's equity in the investment funds to the total net assets of the investment fund at the beginning of the plan year.

       The investment securities of the First Trust and Putnam investment funds are stated at market values based upon published quotations or, in the absence of available quotations, at fair values determined by the trustees. The short term securities of the Toro Stable Value Fund and the Toro Investment Funds are stated at cost, which approximates market. Guaranteed investment contracts included in the Toro Stable Value Fund and Toro Investment Fund A are stated at contract value (cost plus accrued interest). Purchases and sales of securities are recorded on a trade-date basis.

(2)  DESCRIPTION OF PLAN

       The Plan became effective as of August 1, 1988. The purpose of the Plan is to provide certain eligible employees of the Toro Company and its participating subsidiaries (referred to together as the Company) with an opportunity to save part of their compensation on a pre-tax basis (and, if an employee so elects, on an after-tax basis) and to have those savings accumulate in a tax-deferred investment account which is invested in the common stock of the Company and distributed after termination of active employment. The Company, as administrator of the Plan, absorbs the major portion of the administrative costs and trustee fees of the Plan.

       Participants may agree to have their salaries reduced on a pre-tax basis, after-tax basis, or a combination thereof at rates ranging up to 4% of annual compensation through an automatic payroll deduction each payroll period, provided that such deductions may not exceed $2,400 in any plan year.

       The Company will make contributions to the Plan on behalf of each participant who makes pre-tax or after-tax contributions to the Plan. These Company matching contributions consist of basic matching contributions and performance-based matching contributions, as described below.

       The Company's basic matching contribution will be equal to 25% of the sum of the amounts contributed by a participant to the Plan.

(Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN


       If the Company meets certain financial goals as defined by its Board of Directors, the Company may make performance based matching contributions to the Plan. If the specified financial goals are achieved, the performance-based matching contribution may be equal to an additional 25% of a participant's fiscal year contributions to the Plan.

       A participant is eligible to receive a performance-based matching contribution only if enrolled in the Plan on the last day of the plan year.

       Company matching contributions and performance-based matching contributions, together with income attributable thereto, will vest at the rate of 20% after two years of vesting service, with an additional 20% being accumulated annually thereafter until the employee is 100% vested. Plan earnings are allocated to participants based on individual account balances. Forfeitures are applied towards future Company contributions.

       Contributions and benefit payments are made under control of the plan administrator.

       Unallocated represents contributions receivable which have not yet been allocated to the above-mentioned funds in the participants' predetermined allocation percentages. The allocation of the participants' and Company contributions to these investment funds is selected by the participants.

(3)  FUNDING POLICY

       The Company's funding policy is to make monthly basic contributions and annual performance-based matching contributions to the Plan up to amounts allowed by the Internal Revenue Service. The performance-based contribution is determined by the Board of Directors of the Toro Company and is based on the specified financial goals.

       The employee contributions consist of salary reduction elections under 401(k) plan, as well as after-tax contributions.

(4)  PARTY-IN-INTEREST TRANSACTIONS

       Putnam Fiduciary Trust Company and The First Trust National Association
          (trustees) are parties-in-interest with respect to the Plan. In the opinion of the Plan's legal counsel, transactions between the Plan, the trustees, and the Toro Company are exempt from being considered as prohibited transactions under the Employee Retirement Income
          Security Act of 1974 (ERISA) Section 408(b).

(5)  PLAN TERMINATION

       The Toro Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Upon the termination of the Plan, the interest of the participants in the trust fund shall fully vest. The trustee shall liquidate the trust fund, distributing benefits to the participants or their beneficiaries. The trustee shall reserve amounts as may be required to pay any expenses of termination, liquidation, and distribution and shall then segregate each participant's trust fund share in a special account.

 (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN


       The Company merged the Plan with the Toro profit sharing plans, effective August 1, 1995. Vesting policies for the merged plan are consistent with those under the current Plan.

(6)  INVESTMENTS

       Under the terms of the trust agreement, the trustees manage investment funds on behalf of the Plan. The trustees have been granted discretionary authority concerning the purchases and sales of the investments of the investment funds. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the master trust.

       Guaranteed investment contracts of the Toro Stable Value Fund of $2,134,493 issued by Confederation Life Insurance Company
          (CL) were held at July 31, 1995. On August 12, 1994, CL was placed under court supervised rehabilitation. Since the date CL was placed in rehabilitation to July 31, 1995, payments to plan participants (or their beneficiaries) from the Plan included 100% of the interests of plan participants in the annuity contracts based on the valuation of the CL annuity contracts as of August 11, 1994.

       Beginning August 1, 1995, payments from the CL annuity contracts have been suspended pending further court action until such time as the fair market value of the CL annuity contracts can be determined. The action suspending distributions was consistent with procedures published by the Internal Revenue Service. Effective August 1, 1995, a loan agreement has been established between the Company and the Plan providing the Company to fund payments to plan participants (or their beneficiaries) for 100% of the interests of plan participants in the CL annuity contracts based on the valuation of the CL annuity contracts as of August 11, 1994.

       The CL annuity contracts are recorded in the accompanying financial statements and schedules at cost plus accrued interest as of August 11, 1994. No earnings have been accrued in the Plan's financial statements since August 11, 1994.

       As of the date of this report, the Company is not aware of any principal loss associated with these investments. Accordingly, no provision for loss on the CL annuity contracts has been recognized in the accompanying financial statements.

       The net assets available for benefits of the master trust at July 31, 1995 were as follows:

                                                     Toro Stable
                                                     Value Fund/
                                                        Toro
                                                     Investment
                                                        Fund A
-----------------------------------------------------------------
Investments:
  Short term investment funds                        $ 16,129,261
  Guaranteed investment contracts                      62,439,846
-----------------------------------------------------------------

       Total investments                             $ 78,569,107
-----------------------------------------------------------------
-----------------------------------------------------------------


                                                                     (Continued)

                        THE TORO COMPANY MATCHING STOCK PLAN



       The net assets available for benefits of the master trust at July 31, 1994 were as follows:

                                           Toro           Toro           Toro
                                        Investment     Investment     Investment
                                          Fund A         Fund B         Fund C
--------------------------------------------------------------------------------
Investments:
  Short term investment funds          $ 2,113,024          4,692         18,267
  Guaranteed investment contracts       65,342,674              0              0
  IAI Stable Income Fund                 2,944,590              0              0
  Common stocks                                  0      5,670,892      3,810,789
--------------------------------------------------------------------------------
      Total investments                 70,400,288      5,675,584      3,829,056

Accrued investment income                1,524,052             33             40
--------------------------------------------------------------------------------

      Total assets available for
        benefits                      $ 71,924,340      5,675,617      3,829,096
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       The changes in net assets available for benefits of the master trust for the year ended July 31, 1995 were as follows:

                                       Toro Stable
                                       Value Fund/
                                          Toro            Toro          Toro
                                       Investment      Investment    Investment
                                         Fund A          Fund B         Fund C
--------------------------------------------------------------------------------
Investment income:
  Interest and dividends             $   4,889,639          6,374          3,935
  Net appreciation (depreciation)
    in the fair value of investments       141,826       (983,449)      (425,213)
  Gain on sales of investments                   0      1,838,203        836,239
--------------------------------------------------------------------------------
        Total investment income          5,031,465        861,128        414,961

Commissions, fees, and expenses            (34,400)        (5,499)        (9,778)
--------------------------------------------------------------------------------
        Net investment income            4,997,065        855,629        405,183

Deposits by participating plans          1,862,879        486,186        370,269
Withdrawals by participating plans        (215,177)    (7,017,432)    (4,604,548)
--------------------------------------------------------------------------------
        Increase (decrease) in
          net assets                     6,644,767     (5,675,617)    (3,829,096)

Net assets available for benefits:
  Beginning of period                   71,924,340      5,675,617      3,829,096
--------------------------------------------------------------------------------

  End of period                      $  78,569,107              0              0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN


       The changes in net assets available for benefits of the master trust for the year ended July 31, 1994 were as follows:

                                            Toro           Toro          Toro
                                         Investment     Investment    Investment
                                           Fund A         Fund B        Fund C
--------------------------------------------------------------------------------
Investment income:
  Interest and dividends               $ 4,686,208            928          1,273
  Net appreciation (depreciation)
    in the fair value of investments        (9,782)       224,011        198,125
  Gain on sales of investments             158,380         47,336         61,490
--------------------------------------------------------------------------------
        Total investment income          4,834,806        272,275        260,888

Commissions, fees, and expenses            (43,382)        (7,940)       (13,892)
--------------------------------------------------------------------------------
        Net investment income            4,791,424        264,335        246,996

Deposits by participating plans          2,835,846        643,651        769,205
Withdrawals by participating plans      (1,744,320)             0       (412,309)
--------------------------------------------------------------------------------
        Increase in net assets           5,882,950        907,986        603,892

Net assets available for benefits:
  Beginning of period                   66,041,390      4,767,631      3,225,204
--------------------------------------------------------------------------------

  End of period                        $71,924,340      5,675,617      3,829,096
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       The Plan's proportionate share of net investment income from the master trust is based upon the percentage of the fair value of the Plan's investment in each Toro Investment Fund assets to the total Toro Investment Fund assets.

       The Plan's percentage interest in the net assets of the master trust are as follows:

                                               July 31, 1995  July 31, 1994
---------------------------------------------------------------------------
Toro Stable Value Fund/Toro Investment Fund A      .200%          .099%
Toro Investment Fund B                             .000           .300
Toro Investment Fund C                             .000           .000

       The following investments represent 5% or more of the Plan's net assets available for plan benefits at July 31, 1995 and 1994:

                                          1995            1994
-----------------------------------------------------------------
The Toro Company Common Stock         $ 12,375,908      8,448,322

       The data presented above have been derived from information certified as complete and accurate by the trustee.



                                                                    (Continued)

                      THE TORO COMPANY MATCHING STOCK PLAN


(7)  FEDERAL INCOME TAXES

     The plan administrator anticipates filing for a determination letter from the Internal Revenue Service stating that the Plan and all amendments to the Plan are qualified under Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income taxes under Section 501(a) of the Code. The plan administrator believes the Plan and all amendments to the Plan will qualify under the provisions of Sections 401(a) and 501(a) of the Code and be exempt from Federal income taxes.

(8)  RECONCILIATION TO FORM 5500

     The accompanying financial statements for 1995 and 1994 differ from Form
       5500, as filed with the Internal Revenue Service as follows:

                                                               1995           1994
-------------------------------------------------------------------------------------
Net assets available for plan benefits per Form 5500      $ 12,965,850      8,892,838
Benefits payable                                                12,913              0
-------------------------------------------------------------------------------------

Net assets available for plan benefits per
  accompanying financial statements                       $ 12,978,763      8,892,838
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

                                                                   SCHEDULE 1


                      THE TORO COMPANY MATCHING STOCK PLAN

            Item 27a--Schedule of Assets Held for Investment Purposes

                                  July 31, 1995

                                      Face amount                    Market
      Description                     or shares        Cost          value
-------------------------------------------------------------------------------
Toro Stable Value Fund                  158,784    $    158,784        158,784
Putnam Growth & Income Fund*              3,086          43,983         47,117
Toro Company Stock                      432,346       8,837,245     12,375,908
------------------------------------------------------------------------------

    Total investments                              $  9,040,012     12,581,809
------------------------------------------------------------------------------
------------------------------------------------------------------------------


*Party-in-interest.

Note: The data presented in this schedule has been derived from information certified as complete and accurate by the trustee.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2


                      THE TORO COMPANY MATCHING STOCK PLAN

                  Item 27a--Schedule of Reportable Transactions

                            Year ended July 31, 1995



                                                                   Market       Net gain
     Description of assets                            Cost          value        (loss)
----------------------------------------------------------------------------------------
Purchases:
  First Common Short Term Investment Fund*       $  2,163,708     2,163,708        0
  The Toro Company Common Stock                     1,684,472     1,684,472        0

Sales:
  First Common Short Term Investment Fund*          2,175,765     2,175,765        0


*Party-in-interest.

Note: The data presented in this schedule has been derived from information certified as complete and accurate by the trustee. Information regarding number of purchases and sales is not available


See accompanying independent auditors' report.